Filed Pursuant to Rule 433
Registration No. 333-261533
March 7, 2023

U.S.$400,000,000
TransCanada PipeLines Limited

Floating Rate Senior Notes due 2026

Issuer:	TransCanada PipeLines Limited

Security:	Floating Rate Senior Notes due 2026

Size:	U.S.$400,000,000

Maturity Date:	March 9, 2026

Coupon (Interest Rate):	Compounded SOFR plus 1.520% per annum

Compounded SOFR:

“Compounded SOFR” will be determined by the calculation agent in accordance with the following formula (and the resulting percentage will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point):

Interest Payment Dates:	March 9, June 9, September 9 and December 9, commencing on June 9, 2023

Price to Public:	100.000%

Par Call:	On or after March 9, 2024

Trade Date:	March 7, 2023

Expected Settlement Date:	March 9, 2023 (T+2)

CUSIP:	89352H BF5

ISIN:	US89352HBF55

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC Truist Securities, Inc.

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.